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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66872

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 ALTERNATE 19 N
(No. and Street)

PALM HARBOR (City) FL (State) 34683 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN GONZALEZ 813/877-9609
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FERLITA, WALSH & GONZALEZ, PA
(Name – *if individual, state last, first, middle name*)

3302 AZEELE STREET (Address) TAMPA (City) FL (State) 33609 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES K. DILWORTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DILWORTH SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



FROMENT J. GONZALEZ, III
Comm# DD0576984
Expires 8/20/2010
Florida Notary Assn., Inc



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DILWORTH SECURITIES, INC.

FINANCIAL STATEMENTS

For the Years Ended December 31, 2008 and 2007

TABLE OF CONTENTS


Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants


The CPA. Never Underestimate The Value.[SM]

SAM S. FERLITA, C.P.A.
VINCENT E. WALSH, C.P.A.
FROMENT JOHN GONZALEZ, III, C.P.A.
DON F. RODRIGUEZ, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
S.E.C. AND PRIVATE COMPANIES PRACTICE SECTIONS
FLORIDA INSTITUTE OF C.P.A.'S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Dilworth Securities, Inc.
Palm Harbor, Florida

We have audited the accompanying statements of financial condition of Dilworth Securities, Inc. as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years ended December 31, 2008 and 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dilworth Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferlita, Walsh & Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants
Tampa, Florida

January 26, 2009

3302 Azeele St. • Tampa, FL 33609
(813) 877-9609 • Fax: (813) 875-4477

DILWORTH SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 72,210	$ 10,569
Accounts Receivable	-	42,685
Deposits and other assets	624	249
TOTAL CURRENT ASSETS	72,834	53,503
PROPERTY AND EQUIPMENT		
Computers and office equipment	1,243	1,243
Less: Accumulated depreciation	(373)	(125)
	870	1,118
	$ 73,704	$ 54,621
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 4,388	$ 4,342
TOTAL CURRENT LIABILITIES	4,388	4,342
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, authorized 10,000 shares, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	438,703	293,936
Retained earnings (deficit)	(369,397)	(243,667)
	69,316	50,279
	$ 73,704	$ 54,621

See accompanying notes.

DILWORTH SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Commissions	$ 148,565	$ 246,060
GENERAL AND ADMINISTRATIVE EXPENSES		
Accounting and legal	20,034	9,228
Advertising	-	140
Automobile	2,922	5,191
Bad Debt Expense	-	3,067
Bank service charges	275	503
Compliance consulting	31,299	28,707
Contract labor	-	1,440
Depreciation	248	125
Dues and subscriptions	-	1,012
Insurance	928	1,270
Licenses	75	1,015
Office	2,781	5,021
Payroll, payroll taxes and expenses	160,890	267,309
Postage and printing	93	189
Registration fees	2,965	3,068
Regulatory Fees	75	1,530
Rent	6,420	10,786
Repairs	40	36
Research	661	2,200
Taxes - other	29	400
Telephone	5,384	6,849
Travel and entertainment	25,198	27,405
	260,317	376,491
LOSS FROM OPERATIONS	(111,752)	(130,431)
OTHER INCOME/(EXPENSE)		
Interest income	-	3,442
Other Income	1,706	35,000
Interest expense	-	(325)
Contributions	(11,218)	(38,995)
TOTAL OTHER EXPENSES	(9,512)	(878)
NET LOSS	$ (121,264)	$ (131,309)

See accompanying notes.

DILWORTH SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid - In Capital	Retained (Deficit)/ Earnings	Total
Balance at December 31, 2006	$ 10	$ 25,550	$ 570,951	$ 596,511
Net income	-	-	(131,309)	(131,309)
Contribution of capital	-	268,386	-	268,386
Distributions to stockholder	-	-	(683,309)	(683,309)
Balance at December 31, 2007	$ 10	$ 293,936	$ (243,667)	$ 50,279
Net income	-	-	(121,264)	(121,264)
Contribution of capital	-	144,767	-	144,767
Distributions to stockholder	-	-	(4,466)	(4,466)
Balance at December 31, 2008	$ 10	$ 438,703	$ (369,397)	$ 69,316

See accompanying notes.

DILWORTH SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$ (121,264)	$ (131,309)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	248	125
Decrease (increase) in:		
Accounts Receivable	42,685	(42,685)
Due from affiliate	-	152,704
Deposits and other assets	(375)	3,869
Increase (decrease) in:		
Accounts payable	46	(985)
NET CASH USED BY OPERATING ACTIVITIES	(78,660)	(18,281)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(1,243)
NET CASH USED BY INVESTING ACTIVITIES	-	(1,243)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contribution of capital	144,767	268,386
Distributions to stockholder	(4,466)	(683,309)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	140,301	(414,923)
NET CHANGE IN CASH	61,641	(434,447)
CASH AT BEGINNING OF PERIOD	10,569	445,016
CASH AT END OF PERIOD	$ 72,210	$ 10,569
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -	$ -
Income tax paid	$ -	$ -

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Dilworth Securities, Inc. (Company) engages in the sales and marketing of financial products in the state of Florida.

Revenue Recognition

The Company records commissions on a settlement date basis.

Accounts Receivable

Accounts receivable represent commissions earned on investments settled during the year but not yet received until subsequent year. The Company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables and historical collection information. No allowance for doubtful accounts were considered necessary at December 31, 2008 and 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from estimates.

Statement of Cash Flows

The Company considers all cash in bank and investments with an original maturity of ninety days or less as cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the property and equipment.

Income Taxes

The Company, with the consent of its stockholder, elected under the Internal Revenue Code section 1362(a) to be taxed as an S Corporation effective January 1, 2005. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on the Company's taxable income.

Fair Value of Financial Instruments

The Company's financial instruments include cash and deposits. The carrying values of these financial instruments have been estimated by management to approximate their fair values.

NOTE B - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate. The agreement calls for allocating direct expenses to the Company as well as indirect expenses based on percentages in the agreement. During the years ended December 31, 2008 and 2007, the affiliate contributed approximately $145,000 and $268,000, respectively, of capital into the Company.

NOTE C - MAJOR CUSTOMERS

During the year ended December 31, 2008, two customers accounted for approximately 41% and 59%, respectively, of all revenues earned. During the year ended December 31, 2007, four customers accounted for approximately 17%, 32%, 11% and 40%, respectively, of all revenues earned.

SUPPLEMENTARY INFORMATION

DILWORTH SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 69,316
Deductions and / or charges	
Non-allowable assets	
Deposits and other assets	(624)
Property & Equipment - Net	(870)
Net capital	$ 67,822
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 4,388
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar requirement	$ 5,000
Excess net capital	$ 62,822
Ratio: Aggregate indebtedness to net capital	0.01 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2008)	
Net Capital, as reported in Company's part II (unaudited) FOCUS	$ 66,698
Audit adjustments:	
Adjustment to cash	500
Adjustment to accounts payable	624
Net Capital per above	$ 67,822

See Independent Auditors' Report.

DILWORTH SECURITIES, INC.
SCHEDULE II - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2008

The Company qualifies for exemption under Rule 15c3-3(k)(2)(I) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See Independent Auditors' Report.